June 11, 2019

Edward Kaye
Chief Executive Officer
Stoke Therapeutics, Inc.
45 Wiggins Avenue
Bedford, MA 01730

       Re: Stoke Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 7, 2019
           File No. 333-231700

Dear Dr. Kaye:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
The Offering, page 7

1. You reference a 9.95 for 1 reverse stock split effected on June 6, 2019. Please revise, if true, to state herein and throughout the filing including the notes to the consolidated financial statements that you effected a 1 for 9.95 reverse stock split. Business
License Agreements
Cold Spring Harbor Laboratory, page 112

2. We note that, if you sublicense rights under the CSHL Agreement, you are obligated to
 Edward Kaye
Stoke Therapeutics, Inc.
June 11, 2019
Page 2
         pay a "low-double digit" percentage of the sublicense revenue to CSHL. Please revise the sublicense revenue range to reflect no more than a 10% range.
Exhibits and financial statement schedules, page II-4

3. Please revise your exhibit index to remove the reference to confidential treatment and to state that portions of the exhibits have been omitted pursuant to Item 601(b)(10) of
         Regulation S-K. Please also remove the references to "Confidential Treatment Requested"
         in Exhibits 10.8 and 10.9 and refile those exhibits accordingly.
       You may contact Rolf Sundwall at 202-551-3105 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-
3469 with any other questions.



FirstName LastNameEdward Kaye                                Sincerely,
Comapany NameStoke Therapeutics, Inc.
                                                             Division of
Corporation Finance
June 11, 2019 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName